ICON plc
South County Business Park
Leopardstown, Dublin 18, Ireland

October 28, 2014

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

VIA EDGAR

Re: ICON plc – Form 20-F for the Fiscal Year Ended December 31, 2013

Dear Mr. Rosenberg:

ICON plc (the “Company”) is in receipt of your letter dated October 15, 2014 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2013 (File no. 333-08704) filed by the Company with the Commission (the “Annual Statement”) on March 12, 2014.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 20-F and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Form 20-F or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.  Unless otherwise indicated, all references to page numbers in the Company’s responses below refer to page numbers in the Annual Statement, a copy of which was previously filed with the Commission.

Item 5. Operating and Financial Review and Prospects

Year Ended December 31, 2013 compared to year ended December 31, 2012, page 29

1.
Disclose the amount and reasons for increases/decreases in net revenues and operating income for each of your geographic segments from 2012 to 2013, similar to that provided in your response. In particular, enhance your proposed disclosure regarding the decrease in income from operations for Rest of Europe to discuss why the UK entity was removed from the group’s global transfer pricing model and quantify the effect (i.e. $20.2 million decrease).

For completeness and to illustrate all of the revised disclosures proposed by the Company the following revised disclosure was noted in the previous response letter, under Note 17, Business Segment Information:

“Given ICON Clinical Research Limited (“ICON Ireland”) role in the development and management of the group, it’s ownership of key intellectual property, customer relationships, its key role in the mitigation of risks faced by the group, plus the responsibility for maintaining the group’s global network, ICON Ireland acts as the group entrepreneur and enters into the majority of the Company’s customer contracts. As such, ICON Ireland remunerates most of the other operating entities (“cost plus service providers”) in the ICON Group on the basis of a guaranteed cost plus mark up for the services they perform in each of their local territories.

The cost plus mark up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities in the various geographical areas that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark-up policy is reviewed annually to ensure that it is market appropriate.

Under this method, the residual operating profits (or losses) of the group, once the cost plus service providers have been paid their respective intercompany service fee, generally fall to be retained by ICON Ireland. The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The revenues disclosed as relating to Ireland are the net revenues after deducting the cost plus revenues attributable to the activities performed outside Ireland.”

In addition to the above, the Company proposes the following revised disclosure in future filings, under Item 5, Operating and Financial Review and Prospects, Year ended December 31, 2013 compared to year ended December 31, 2012:

Net Revenue (underlined text differs from previously filed 20-F)
“Net revenue in Ireland increased from $172.0 million for the year ended December 31, 2012 to $272.7 million for the year ended December 31, 2013. During the same period, net revenue for the Rest of Europe decreased from $338.5 million to $333.5 million, net revenue for U.S. increased from $471.7 million to $582.2 million and net revenue for Other regions increased from $132.8 million to $147 million.

Net revenue in Ireland is principally a function of the Company’s global transfer pricing model. Previous strategic investment in personnel and related infrastructure complemented with enhanced operating processes and the successful leveraging of our support costs in 2013 has resulted in a decrease of the proportion of the Group’s net revenue being used to support other Group entities and a corresponding increase in net revenue in Ireland in the current year.

Net revenue in the Rest of Europe decreased by $5 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. The decrease represents growth in expenses in the region, which are remunerated as discussed in Note 17, Business Segment Information, offset by certain Rest of Europe expenses incurred during 2013 which were not eligible for the Group’s global transfer pricing model.

Net revenue in the U.S. region increased by $110.5 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. As a result of a large significant strategic partnership, signed in May 2011, the Company executed a greater proportion of its work in 2013 in the US region compared to 2012, accounting for the majority of the revenue increase. In addition, during 2013, the Company acquired the clinical trials services division of Cross Country Healthcare Inc, which is primarily a U.S. business.

Net revenue for Other regions increased by $14.8 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. This rate of increase is in line with the overall organic growth of the Company.”

Income from Operations (underlined text differs from previously filed 20-F)
“Income from operations in Ireland increased from a profit of $9.7 million for the year ended December 31, 2012 ($11.7 million excluding the impact of restructuring and other charges), to a profit of $81.8 million for year ended December 31, 2013 ($82.9 million excluding the impact of restructuring and other charges). Income/ (losses) from operations in Ireland and other geographic regions are impacted by the Group’s global transfer pricing model. Previous strategic investment in personnel and related infrastructure complemented with enhanced operating processes and the successful leveraging of our support costs in 2013 has resulted in a decrease of the proportion of the Group’s net revenue being used to support other Group entities and a corresponding increase in profit from operations in Ireland in 2013.

In the Rest of Europe, income from operations decreased by $26.4 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. This decrease is driven primarily by two main items. Firstly, the cost plus mark-up paid to the majority of Rest of Europe entities decreased with effect from late 2012 with the full year effect in 2013. This accounted for circa $3 million of the decrease from the Rest of Europe income from operations between 2012 and 2013. The cost plus mark-up margin paid to the Rest of Europe entities is reviewed annually as described in Note 17, Business Segment Information.

Secondly, during 2013, the Company undertook a commercial review of its Early Phase business, the result of which was the decision to close the Company’s Phase 1 European service offering in the UK. Consequently, this entity stopped providing services to ICON Ireland, and in line with the Company’s transfer pricing policy, the entity was removed from the global transfer pricing model. Subsequent third party expenses incurred by this entity were not reimbursed under the cost plus model. The removal of the UK entity from the global transfer pricing model resulted in a $20.2 million decrease in Rest of Europe income from operations between 2012 and 2013.

In the U.S. region, income from operations increased by $8.5 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. U.S. operating costs increased by $100.8 million in 2013 compared with 2012, primarily driven by headcount increases. As the US operates on a cost plus mark up the increase in cost resulted in an increase in income from operations as the underlying cost base increased.

In Other regions, income from operations decreased by $1 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. Similarly to the other geographical regions, this was mainly a result a change in the mark-up which was applied under the Company’s global transfer pricing model.”

2.
Regarding your increase in consolidated net revenues from 2012 to 2013 of $221.1 million, disclose each factor and the amount by which it increased net revenues from 2012 to 2013 including strategic partnership ($148.7 million), sponsors ($157.8 million) and acquisitions ($27.5 million) aggregating $334 million as discussed in your response. Also disclose each factor and the amount by which it offsets this increase in order to provide transparency of the $221.1 million increase in net revenues.

There is a some confusion apparent in the question about the sources of our revenue growth between 2012 and 2013 which we hope the revised answer addresses.  Please note that the $148.7 million strategic partnership growth is included within the $157.8 million sponsors growth number.

The Company proposes to include the following revised disclosure in future filings, under Item 5, Operating and Financial Review and Prospects:

“Net revenue for the year increased by $221.1 million, or 19.8%, from $1,115.0 million for the year ended December 31, 2012 to $1,336.1 million for the year ended December 31, 2013. In total, the Company had five strategic relationships in place in 2012 and 2013.  In 2012, net revenue earned from these five customers equated to $512.9 million and in 2013 net revenue earned increased to $670.7 million, accounting for $157.8 million of the increase in net revenue in 2013.  The largest of these customers related to a Strategic Partnership with a large global Pharmaceutical company, signed in May 2011.Given the size of this new partnership it was always envisaged that it would take 18 to 24 months for the model to be fully implemented and that the Company would see significant incremental revenue growth over this period. In 2012 and 2013, net revenue from this customer directly contributed 18% ($197.4 million) and 26% ($346.1 million), respectively, of the Company’s net revenue for the year. The majority of the residual increase in net revenue in 2013 relates to revenue delivered as a result of the 2013 acquisition of the clinical trials services division of Cross Country Healthcare Inc.”

I believe that I have fully responded to your comments. However, if you have any questions about any of my responses to your comments or require further explanation, please do not hesitate to call me at (011) – 353 – 1 – 291 – 2000.

Sincerely,

ICON plc

By: /s/ Brendan Brennan
      Brendan Brennan
      Chief Financial Officer